Exhibit 8.2

EnergyOne Technologies Signs LOI with Canyon Lake Market to Install Photovoltaic Solar Panels and Energy Storage System

EnergyOne Technologies, a provider of renewable energy solutions, announced today they have signed an LOI with Canyon Lake Grocery Market, in Canyon Lake, California to provide up to 400 megawatts of solar energy and .5 megawatts of energy storage. EnergyOne will lease the market’s rooftop and install a .200 megawatt solar system capable of generating up to 1.2 megawatts of solar energy per day which will offset the markets daily energy needs. Excess power generated during the day will be directed into the energy storage units and available for use at night. EnergyOne will own, operate and maintain the solar panels and energy storage systems and sell the energy to the market at a fixed rate for 20 years. The market will receive a significant discount over local utility electric rates and will also receive revenue from the leasing of their rooftop. In addition, Energy One will retrofit the markets lighting systems and appliances with LEED approved energy efficient equipment cutting their electric bill in half.

Francis Zubrowski, EnergyOne CEO, reiterated the company’s commitment to work with the grocery market industry to develop innovative solutions that reduce our customer’s energy costs and benefit the environment. Zubrowski praised the market for their creative approach in addressing their growing energy needs and their commitment to the environment.

EnergyOne estimated the cost of the project to be approximately $2.5 million. The company would be eligible for up to $2.25 million in tax credits and rebates. EnergyOne projects it could start construction in the 2nd quarter of 2011. A megawatt is enough power for about 800 U.S. homes, according to the Energy Information Administration.

One of our most important responsibilities is to communicate with shareholders in an open and direct manner. Comments are based on current management expectations, and are considered "forward-looking statements," generally preceded by words such as "plans," "expects," "believes," "anticipates," or "intends." We cannot promise future returns. Our statements reflect our best judgment at the time they are issued, and we disclaim any obligation to update or alter forward-looking statements as the result of new information or future events. All State Properties Holdings, Inc. urges investors to review the risks and uncertainties contained within its filings with the Securities and Exchange Commission.

Contacts For All State Properties Holdings, Inc.

Brad Sloan (859) 514-6717; bsloan@energyonetech.com